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                          MILLER EXPLORATION COMPANY
                             3104 Logan Valley Road
                      Traverse City, Michigan  49685-0348
                           telephone: (231) 941-0004

                                 June 16, 2000

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-1004

     RE: MILLER EXPLORATION COMPANY POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3, FILE NO. 333-84563


Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Miller Exploration Company (the "Company") hereby requests that the filing transmitted on May 18, 2000, and described on its cover as Post-Effective Amendment No. 1 (File No. 333-84563) (the "Post-Effective Amendment") be withdrawn. Please note that the Company is not requesting withdrawal of the original registration statement filed on August 5, 1999, as amended by filing on October 15, 1999 (the "Registration Statement"), to which the Post-Effective Amendment relates.

     The Post-Effective Amendment was filed in order to register for sale to the public an additional 454,950 shares of the Company's common stock (the "Additional Shares") under the Registration Statement. Instead, the Company will file a new registration statement on Form S-3 to register the Additional Shares. None of the Additional Shares has been offered or sold to the public.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Post-Effective Amendment, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (231) 941-0004.

                                Very truly yours,

                                /s/ Kelly E. Miller
                                Kelly E. Miller
                                President, Chief Operating Officer and Director